SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

STRIKE AXE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

86332J 10 6

 (CUSIP Number)

Michael Kevin Long

2196 Maverick Road

Saratoga Springs, Utah 84045

(801) 368-5377

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      ..

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86332J 10 6

(1)

Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Michael Kevin Long

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)

SEC Use Only ___________________________________________________________

(4)

Source of Funds (See Instructions):

OO

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	2,000,000
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	2,000,000
	(10) Shared Dispositive Power:	0

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

2,000,000 shares of common stock, which holds one vote per share.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..

(13)	Percent of Class Represented by Amount in Row (11):

8.67% of common stock and 8.67% of all voting rights.

(14)	Type of Reporting Person (See Instructions):

IN

Item 1.

Security and Issuer.

Name and address of principal executive offices of Issuer:

Strike Axe, Inc.

267 West 1400 South, Suite 101

St George, UT 84790

Common Stock, $0.0001 par value

Item 2.

Identity and Background.

(a)

Name of person filing:

Michael Kevin Long

(b)

Residence or Business Address:

2196 Maverick Road

Saratoga Springs, Utah 84045

 (c)

Principal occupation:

Investor

(d)

Criminal proceedings:

During the last five years, Michael Kevin Long has not been convicted in any criminal proceeding.

(e)

Civil Proceedings:

During the last five years, Michael Kevin Long has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws, or finding any violation with respect to such laws.

(f)

Citizenship or Place of Organization:

United States

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the shares of Common Stock using personal funds.

Item 4.

Purpose of the Transaction.

Michael Kevin Long does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a)

Michael Kevin Long owns an aggregate of 2,000,000 shares of Common Stock, representing 8.67% of the outstanding shares of Common Stock. (based on the number of outstanding  shares, upon Issuer’s Form 8-K filed December 5, 2011).

(b)	Michael Kevin Long has sole voting and dispositive powers with respect to all shares of the Issuer’s Common Stock held in his own name.

(c)	The 2,000,000 shares of Common Stock reported herein were acquired by Michael Kevin Long effective December 5, 2011.

(d)

Other than Michael Kevin Long, no other person is known to have the right to receive or the power to direct the receipt of dividend for, or the proceeds from the sale of the 2,000,000 shares of Common Stock owned by Michael Kevin Long.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011	/s/ Michael Kevin Long
Michael Kevin Long

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